[ RLI Corp. Letterhead]

October 18, 2010

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:          RLI Corp.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed February 24, 2010

Definitive 14A

Filed March 25, 2010

Form 10-Q for the Period Ended March 31, 2010

Filed April 26, 2010

Form 10-Q for the Period Ended June 30, 2010

Filed July 28, 2010

File No. 001-09463

Dear Mr. Rosenberg:

RLI Corp. (“RLI”) received your letter dated September 20, 2010 (the “Comment Letter”) regarding comments of the staff of the Securities and Exchange Commission (“SEC”) on RLI’s above-listed periodic filings.  This letter constitutes RLI’s response to the Comment Letter.  For your convenience, each of the Staff’s comments is reprinted below.

Form 10-K filed February 24, 2010

Item 1. Business Reinsurance page 7

1.     We note that you cede more than 10% of our written premiums to Munich Re America/HSB, Endurance Re and Lloyds of London.  Please provide proposed disclosure describing the terms of these agreements and file them as exhibits.  Alternatively, provide an analysis supporting your determination that you are not dependent on each of the agreements.

Response:

During 2009, we ceded approximately 26% of our gross premium written to all reinsurers.  While the use of reinsurance is an important part of our business strategy as with all other property and casualty insurance carriers, it is a normal operating course arrangement for insurance carriers.  The percentage of gross premium ceded to reinsurers in 2009 was significantly less than in the earlier periods.  In addition, through September 2010, the percentage of gross premium ceded to reinsurers has declined further to 24%.

As an insurance company, we consider reinsurance agreements to be contracts entered into in the ordinary course of doing business.  Your question includes a list of three current insurers (Munich Re America/HSB, Endurance Re and Lloyds of London).  During 2009, we ceded only 4% of our gross written premium to Munich Re America/HSB and 3%, respectively, to both Endurance Re and Lloyds of London, so no individual reinsurer has over 4% of our total ceded premium.  Furthermore, while we consider each of these reinsurers to be important business partners, reinsurance is a commodity and more than sufficient global capacity exists outside of these particular reinsurers to meet our business needs.  We are not dependent on any one reinsurer to execute our business plan, and can replace any of those carriers from among multiple reinsurers both inside the U.S. as well as in Bermuda and Europe — the reinsurance market is global in nature and commoditized.  These reinsurance arrangements are typically one year in length, and our reinsurance programs are marketed each year by insurance brokers to find optimal reinsurance coverage from among all the reinsurers.  As an example, a reinsurance partner’s ceded premium has receded from over 6% of our gross written premium in the late 1990’s to less than 1% of gross premium written currently.  In addition, during this same time period, the percentage of premium ceded to Lloyds was nearly twice the level it is to today.  While we emphasize placing reinsurance with highly-rated companies, our reinsurance partners and ceded percentages have changed over the years and will change in the future, but no individual reinsurance partner represents any material concentration or risk.  For these reasons, we do not believe that any of our reinsurance agreements constitute material contracts required to be filed as exhibits to our periodic reports.

While we are not dependant on any one reinsurer to execute our business plan, we believe the various Risk Factors discussed in our 10-K Annual Report do an adequate job of informing investors of the risks associated with reinsurance.  Specifically, we mention that changes in the level of reinsurance capacity available could impact our results of operations and revenue.  We also state that if we cannot obtain adequate reinsurance protection for the risks we underwrite, we may be exposed to greater losses from risks underwritten, or we may need to reduce the amount of business we underwrite.  In addition, we discuss that reinsurance does not relieve us of our responsibility to our policyholder.  We bear the credit risk with respect to our reinsurers and the ultimate liability with respect to our policyholders.  Taken in total, given the immaterial relationship with any one reinsurer, the significant global reinsurance market capacity, short-term nature of the arrangements and our existing disclosures, we believe our discussion of risks around reinsurance adequately informs shareholders and potential investors.

Definitive Proxy filed March 25, 2010

Director and Nominee Information, page 6

2.     Please provide proposed disclosure for your 2011 proxy statement to include for each director and nominee his or her principal occupation and employment during the past five years.  Specifically, please provide employment information regarding Ms. Allen from November 2005 through August 2008 and Mr. Baily following his service as President of Swiss Re Capital Partners from 1999 through 2002.  If Mr. Baily is retired, please clarify.

Response:

Please see Attachment A, which contains portions of our proposed 2011 proxy statement disclosure.  The highlighted text represents proposed additions to the disclosures, which we believe are responsive to the Staff’s comments.

Compensation Discussion & Analysis

Annual Compensation

Market Value Potential Executive Incentive Program (MVP Program), page 28

3.     We note your disclosure of the 2009 MVP achieved by the company and the corresponding awards credited to each named executive officers’ bonus bank.  Please confirm that your 2011 proxy will include an expanded discussion of the MVP Program which will provide the basis upon which the 2010 MVP was calculated including the required return, the cost of capital and the actual return.

Response:

Please see Attachment B, which contains a portion of our proposed CD&A for the 2011 proxy statement.  The attached section includes additional disclosure language (highlighted) which we believe provides appropriate disclosures and is responsive to the comments.

The basis on which 2010 MVP was calculated, including how the required return, the cost of capital, and the actual return are calculated, are specifically described in the text and accompanying notes 1, 2 and 3 of the proposed 2011 disclosure.  In addition, two columns were added to the illustrative table entitled “2010 MVP Program Bonus Awards and Payouts” showing 2010 MVP, and the MVP Bonus Percent, demonstrating how each officer’s 2010 MVP Award credited to the bonus bank was calculated.

4.     Please tell us how the ERC uses individual performance to determine each executive’s percentage bonus award under the MVP program.  If it is a subjective assessment of the executive’s performance during the prior year, please describe the factors the ERC considered.

Response:

As reflected in the proposed 2011 disclosure (at Attachment B — see existing and highlighted new language), individual performance and scope of responsibilities are used to determine eligibility for participation in the MVP program.  The MVP program provides an award equal to a percentage of value created by the company for shareholders.  The percentage MVP award for individual executive participants is established with the expectation that it remain relatively static over the long term.  The Executive Resources Committee of the Board confirms on an annual basis that the percentage award remains appropriate by considering a variety of factors, including: historical bonus payouts and corresponding total compensation; projected future bonus payouts based on forecasted business results; past and projected performance against specific financial goals corresponding to such past and projected future payouts; and a comparison of total compensation and financial performance to peer companies.  The analysis is not formulaic.

The discussion of the comparison of total compensation and financial performance to peer companies is in the section on Annual Compensation—Base Salary in our 2010 Proxy (CD&A) and a like comparison and discussion will be included in our 2011 CD&A.

Form 10-Q for the Period Ended March 31, 2010

Item 1A. Risk Factors, page 46

5.     We note your disclosure on page 38 that you have initiated a crop reinsurance program in which you began assuming multi-peril crop insurance and crop hail premium and exposure under a quota share agreement.  We note further that you have not provided additional disclosure regarding any risks associated with this new product or your role as reinsurer under such agreements.  Please tell us why you have determined that such disclosure is not necessary.

Response:

With respect to our crop reinsurance program, we announced the following in our 8-K filed on January 26, 2010:  “Effective January 1, 2010, RLI entered into a two-year agreement to become a quota share reinsurer of Producers Agricultural Insurance Company (“ProAg”) based in Amarillo, Texas.  Under this agreement RLI will assume 6% of ProAg’s multi-peril crop and crop hail premium and exposure.  ProAg, a subsidiary of CUNA Mutual, underwrote $592 million of crop insurance in 2008, making it the 6 largest U.S. crop insurer.  Crop insurance is purchased by agricultural producers for protection against crop losses due to natural disasters and other perils.”

In addition to the page 38 reference to our crop insurance discussion that your comment cites, we also provided the following disclosure in Item 2, Business on page 23 of our first quarter 10-Q Quarterly Report:

“In 2010, we added crop reinsurance to the property segment as we entered into a two-year agreement to become a quota share reinsurer of Producers Agricultural Insurance Company (“ProAg”).  ProAg is a crop insurance company located in Amarillo, Texas.  Under this agreement, we will reinsure a portion of ProAg’s multi-peril crop insurance (MPCI) and crop hail premium and exposure.  Crop insurance is purchased by agricultural producers for protection against crop-related losses due to natural disasters and other perils.  The MPCI program is a partnership with the U.S. Department of Agriculture (USDA).  Crop insurers such as ProAg also issue policies that cover revenue shortfalls or production losses due to natural causes such as drought, excessive moisture, hail, wind, frost, insects, and disease.  Generally, policies have deductibles ranging from 10 percent to 50 percent of the insured’s risk.  The USDA’s Risk Management Agency sets the policy terms and conditions, rates and forms for crop insurance products, and is also responsible for setting compliance standards. “

In our second quarter 2010 10-Q Quarterly Report, we added the following sentence to this disclosure at the end of the above paragraph:  “Our crop reinsurance business has inherent risks including a higher degree of estimation during interim periods, and a lag in reporting data from the insurer.  We also rely more on the historical experience of the insurer in our estimation process.”

In 2010, premium assumed under our crop reinsurance program will be less than 5% of our total gross premium written, which we believe is immaterial to our overall written premium.  Likewise, our current reinsurance agreement is for only a two-year period and is not long-term in nature, although it can be renewed and extended.  Also, a number of risks associated with crop insurance are similar to those risks we manage in our other property insurance lines, and these risks are currently disclosed in existing risk disclosures.  Consequently, given the relative size of crop to our gross premium written and our total portfolio of products, the short-term contractual nature of the arrangements, the specific risks identified and disclosed in the above paragraphs, and the similarity with risks we manage with our other property lines that are described in detail in our 10-K Annual Report, we do not believe that any additional risk factor disclosure is required.

Form 10-Q for the Period Ended June 30, 2010

Item 1. Financial Statements

Notes to Unaudited Condensed Consolidated Interim Financial Statements

3. Fair Value Measurements

Assets and Liabilities Recorded at Fair Value on a Recurring Basis, page 18

6.     Please provide us proposed revised disclosure to be included in future filings beginning with your September 30, 2010 Form 10-Q for assets classified as Level 2 to separately identify the inputs used in determining the fair value of each class of assets as required by ASC 820-10-50-2e as amended by ASU 2010-06.  Please see ASC 820-10-55-22A for examples of the inputs to be disclosed.

Response:

Please see Attachment C, which represents our proposed disclosure in this area for our upcoming Quarterly Report on Form 10-Q for the quarter ending September 30, 2010.  We have identified the types of inputs used by major asset class.  We considered including additional quantitative disclosures around the inputs utilized to estimate fair value for these securities, but determined that this information was not meaningful given the risk characteristics of our existing investment portfolio.  The proposed revised text showing additions and deletions, should be responsive to the comment.

General

RLI acknowledges the following:

•  it is responsible for the adequacy and accuracy of the disclosure in its periodic filings with the SEC;

•  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•  RLI may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact the undersigned at any time (309-693-5849) with any questions or further comments.

Very truly yours,

/s/ Daniel O. Kennedy
Daniel O. Kennedy
Vice President & General Counsel

cc:           Karen Ubell (SEC)
Tabitha Atkins (SEC)
Joseph Dondanville (RLI)

ATTACHMENT A

Proposed 2011 Proxy Selected Disclosure for Directors

Barbara R. Allen(2)	58	2006

Retired after serving from November 2005 through August 2008 as President of Proactive Partners, a division of Tennis Corporation of America, which owns and operates athletic facilities in North America.  Former Partner with The Everest Group, a strategy and general management consulting firm, from 2003 through October 2005.  For 23 years, Ms. Allen held various executive management positions with The Quaker Oats Company including Executive Vice President, International Foods responsible for Quaker’s food business outside the United States; Vice President, Corporate Strategic Planning responsible for development of worldwide strategic plans and annual operating budgets; and, President, Frozen Foods Division and Vice President Marketing.  Additionally, Ms. Allen served as President of the Corporate Supplier Division for Corporate Express and as CEO for the women’s pro-soccer league start-up, the WUSA.  Ms. Allen is a former director for Maytag Corporation, Tyson Foods, Inc., Converse Inc., Chart House Enterprises, Inc., Lance, Inc., and Coty, Inc., serving on audit and compensation committees.  She has a Bachelor of Science in Psychology from the University of Illinois-Champaign and a Master’s degree in Marketing and Finance from the University of Chicago.

John T. Baily (3)	67	2003

Retired after serving as President of Swiss Re Capital Partners from 1999 through 2002.  In this role, he was involved in investments and acquisitions in the insurance industry.  Previously National Insurance Industry Chairman and Partner of the accounting firm of Coopers & Lybrand LLP (C&L) (now known as PricewaterhouseCoopers LLP) retiring in 1999 after 33 years, 23 years as a partner. He served as Chairman of the C&L insurance practice for 13 years, where he was responsible for all of the firms’ services to the insurance industry (including audit, tax, actuarial, management consulting).  He is also past Chairman of C&L’s International Insurance Companies Committee.  He was also a member of C&L’s governing body, U.S. Board of Partners.  He is a past Chairman of the AICPA Insurance Companies committee.  He served on the Investment Committee of both Securitas Capital and Conning Capital Partners.  Mr. Baily serves on the boards of Endurance Specialty Holdings, Inc., NYMAGIC, Inc., Golub Capital DBC, Inc., CIFG and Albright College.  He previously served on the board of Erie Indemnity Company.  He has served as the Chair of the Audit Committee of both private and public companies.  He has a Bachelor’s degree In Economics from Albright College and a Master’s degree in Business Administration from the University of Chicago.

ATTACHMENT B

Excerpt from CD&A — draft 2011 Proxy Statement

MARKET VALUE POTENTIAL EXECUTIVE INCENTIVE PROGRAM (MVP PROGRAM)

The Company has paid annual cash bonuses to certain executive officers under the MVP Program since 1996.  As discussed in further detail below, the MVP Program provides a mechanism with which the ERC can tie cash compensation to long-term shareholder value creation. The MVP Program uses an economic profit measure called Market Value Potential, or MVP, which measures the returns earned by the Company above its cost of capital, as a direct gauge of shareholder value creation.  MVP is defined as the Actual Return (the increase in GAAP book value (1)), less the Required Return (beginning capital (2) multiplied by the blended cost of capital (3).  If the Company does not earn the Required Return in a given year, no bonus award is made pursuant to the MVP Program for that year.

(1)  The increase in GAAP book value is calculated as ending capital (defined as ending GAAP book value, less unrealized gains or losses net of tax on available-for-sale fixed maturity investments, plus outstanding long-term debt instruments at the end of the period, plus adjustments for capital transactions during the year), less beginning capital.

(2)  Beginning capital is defined as GAAP book value, less unrealized gains or losses net of tax on available-for-sale fixed maturity investments, plus outstanding long-term instruments at the beginning of the period.

(3)  Blended cost of capital is defined as the weighted average of the cost of equity capital and the cost of debt capital.  The cost of equity capital is the average ten-year U.S. Treasury Note rate, plus a market risk premium multiplied by the company’s beta.  The Company’s cost of debt capital is the coupon or interest rate actually incurred on the outstanding long-term debt.

Key elements of the MVP Program include the following:

•      Annual bonus awards are expressed as a percentage of MVP created in that year.

•                  Annual bonus awards, if positive, are credited to a bonus bank with only 33% of the bank paid out annually, with the remaining amount in the bonus bank at risk depending on future results.

•      Bonus banks can either be positive or negative.

•                  Bonus awards can be negative if MVP for the year is negative and are charged to the bonus bank, reducing prior year award balances in the bonus bank.

•                  Annual bonus awards that are greater than 300% of a participant’s base salary require approval of the independent Directors.

Participation in the MVP Program, percentage bonus awards, and the formula to calculate MVP are recommended by the ERC and approved annually by the independent directors of the Board for Mr. Michael and by the entire Board for other participants. In 2010, participation in the MVP Program was limited to Messrs. Michael, Stone, Dondanville, and Kliethermes. The Board has concluded based on the position responsibilities and ongoing assessment of individual performance against operational and financial goals that the senior executive management team (the CEO, COO, CFO, and Senior Vice President, Risk Services) is most responsible for the operating and investment decisions and actions that directly impact the creation of long-term shareholder value, and, therefore, should be rewarded with incentive compensation that is directly and exclusively tied to the creation of MVP.

Each participant in the MVP Program receives an annual MVP bonus award expressed as a certain percentage of MVP created by the Company in a calendar year. With the exception of a change to the percentage award in 2009 to reflect how the company’s marginal tax rate was factored into the calculation of MVP, which had the effect of slightly decreasing the aggregate percentage awards to MVP Program participants, the percentage awards for Messrs. Michael, Stone and Dondanville have remained the same since 2001.  Mr. Kliethermes first participated in the MVP Program in 2009. Each year the ERC confirms that the percentage awards remain appropriate by reviewing historical bonus award payouts, projected future payouts, and resulting total compensation for MVP Program participants, which in turn is compared to the performance of the Company necessary to achieve such payouts. The ERC then compares the performance of the Company and total compensation of the MVP Program participants with comparable performance metrics and compensation at companies in the peer group as described at page     . The MVP percentage award, expressed as a percentage of MVP for each participant for 2010 was as follows: 3.0 percent for Mr. Michael, 1.9 percent for Mr. Stone, 1.25 percent for Mr. Dondanville, and 0.625 percent for Mr. Kliethermes.  The ERC set the percentage bonus awards for 2010 based on the factors described above and based on the range of expected MVP to be created by the Company in 2010 and the projected bonus awards and bonus payouts that would result.

Annual awards are added to a MVP bonus bank for each participant. If MVP is negative for a year, a negative award is deducted from each participant’s bonus bank. If the entire bank balance is negative, the negative bank balance carries over to the next year. Interest at the three-year U.S. Government Treasury Bill rate is accrued on any positive unpaid bonus bank balance on December 31 of each year.

Annually, 33% of a participant’s MVP Program bonus bank (if positive) is paid as a cash bonus payment. The remainder of the bank balance is at risk and will be reduced to the extent MVP is negative in subsequent years. The MVP Program also includes a Board Approval Limit which provides that if a positive MVP award to be added to, or a negative MVP award to be deducted from, a participant’s bonus bank exceeds 300 percent of year-end base salary, the independent directors must approve, and may reduce, that portion of the MVP award in excess of the Board Approval Limit. MVP awards approved by the ERC for 2010 for Messrs. Michael,

Stone, and Dondanville did exceed the Board Approval Limit of 300 percent of their respective base salaries. Accordingly, the amount of the MVP Awards to those individuals above 300 percent of each of their respective base salaries was approved by the independent directors. Individual annual MVP Award payments, including the amount credited to a bonus bank, are capped at $7.5 million.

The Company’s after-tax MVP in 2010 was $    .   million, compared to MVP of $97.7 million in 2009.  The following table shows the manner in which 2010 MVP payouts and remaining at-risk bank balances were calculated for each participant.

		2010 MVP Program Bonus Awards and Payouts
Participant	2010 MVP (A)	MVP Bonus Percent (B)	2010 MVP Award Paid into Bonus Bank (C = A x B)	December 31, 2010 Bonus Bank Balance (D)	Bonus Bank Balance after 2010 Award (E = C+D)	Payout to Participant of 33% of Bank (F = E x .33)	Remaining Bank Balance at Risk (G = E - F)
Michael, J.E.		$3.0
Stone, M. J.		$1.9
Dondanville, J.E.		$1.25
Kliethermes, C. W.		$0 .625

The following awards were credited to MVP bonus banks for 2010: Mr. Michael, $  ,.      ,      ; Mr. Stone, $  ,      ,      ;  Mr. Dondanville, $  ,      ,      ; and Mr. Kliethermes, $      ,      . The following amounts, representing 33 percent of each participant’s remaining MVP bonus bank balance were paid in February 2011 with respect to 2010: Mr. Michael, $  ,      ,      ; Mr. Stone, $  ,      ,      , Mr. Dondanville, $      ,      , and Mr. Kliethermes, $      ,      .  After the February 2011 MVP bonus payments, the remaining at-risk MVP bank balance for each participant was: Mr. Michael, $  ,      ,      ; Mr. Stone, $  ,      ,      ; Mr. Dondanville, $  ,      ,      , and Mr. Kliethermes, $      ,      .  The conditions under which a positive bank balance will be distributed in the event of a participant’s termination of employment are discussed in the section entitled: “Elements of Post-Termination Compensation and Benefits” beginning on page     .

Attachment C

3.  FAIR VALUE MEASUREMENTS

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

We determined the fair values of certain financial instruments based on the fair value hierarchy.  GAAP guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The guidance also describes three levels of inputs that may be used to measure fair value.

~~Level 1: quoted price (unadjusted) in active markets for identical assets~~

~~Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument~~

~~Level 3: inputs to the valuation methodology are unobservable for the asset or liability~~

~~To measure fair value, we obtain quoted market prices based on observable inputs for our investment securities.  If a quoted market price is not available, we use quoted market prices based on observable inputs of similar securities.~~

The following are the levels of the fair value hierarchy and a brief description of the type of valuation inputs that are used to establish each level:

Pricing Level 1 is applied to valuations based on readily available, unadjusted quoted prices in active markets for identical assets. These valuations are based on quoted prices that are readily and regularly available in an active market.

Pricing Level 2 is applied to valuations based upon quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets; or valuations based on models where the significant inputs are observable (e.g. interest rates, yield curves, prepayment speeds, default rates, loss severities) or can be corroborated by observable market data.

Pricing Level 3 is applied to valuations that are derived from techniques in which one or more of the significant inputs are unobservable.  Financial assets are classified based upon the lowest level of significant input that is used to determine fair value.

The following is a description of the valuation techniques used for financial assets that are measured at fair value, including the general classification of such assets pursuant to the fair value hierarchy.  As a part of management’s process to determine fair value, we utilize widely recognized, third party pricing sources to determine our fair values.

Corporate, Government and Municipal Bonds:  The pricing vendor uses a generic model which uses standard inputs, including (listed in order of priority for use), benchmark yields, reported trades, broker/ dealer quotes, issuer spreads, two-sided markets, benchmark securities, market bids/offers and other reference data. The pricing vendor also monitors market indicators, as well as industry and economic events. Further, the model uses Option Adjusted Spread (OAS) and is a multidimensional relational model.  All bonds valued using these techniques are classified as Level 2.  All Corporate, Government and Municipal securities were deemed Level 2.

MBS/CMO and Structured Securities:  The pricing vendor evaluation methodology includes interest rate movements, new issue data and other pertinent data. Evaluation of the tranches (non-volatile, volatile or credit sensitivity) is based on the pricing vendors’ interpretation of accepted modeling and pricing conventions. This information is then used to determine the cash flows for each tranche, benchmark yields, prepayment assumptions and to incorporate collateral performance. To evaluate CMO volatility, an OAS model is used in combination with models that simulate interest rate paths to determine market price information. This process allows the pricing vendor to obtain evaluations of a broad universe of securities in a way that reflects changes in yield curve, index rates, implied volatility, mortgage rates and recent trade activity.  MBS/CMO and Structured Securities with corroborated, observable inputs are classified as Level 2.  All of our MBS/CMO and structured securities are deemed Level 2.

Common Stock:  Exchange traded equities have readily observable price levels and are classified as Level 1 (fair value based on quoted market prices).  All of our common stock holdings are deemed Level 1.

Assets measured at fair value in the accompanying unaudited condensed consolidated interim financial statements on a recurring basis are summarized below:

As of September 30, 2010
Fair Value Measurements Using
	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
($ in 000s)	Identical Assets	Inputs	Inputs
Description	(Level 1)	(Level 2)	(Level 3)	Total
Trading securities
Mortgage-backed	$—		$—	$—
ABS/CMO*	—		—	—
Treasuries	—		—	—
Total trading securities	$—	$—	$—	$—
Available-for-sale securities
Agencies	$—		$—	$—
Corporates	—		—	—
Mortgage-backed	—		—	—
ABS/CMO*	—		—	—
Treasuries	—		—	—
Municipals	—		—	—
Equity		—	—	—
Total available-for-sale securities	$—	$—	$—	$—
Total	$—	$—	$—	$—

*Asset-backed & collateralized mortgage obligations

	As of December 31, 2009
	Fair Value Measurements Using
	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
($ in 000s)	Identical Assets	Inputs	Inputs
Description	(Level 1)	(Level 2)	(Level 3)	Total
Trading securities
Corporate	$—	$102	$—	$102
Mortgage-backed	—	18	—	18
ABS/CMO*	—	674	—	674
Treasuries	—	147	—	147
Total trading securities	$—	$941	$—	$941
Available-for-sale securities
Agencies	$—	$134,832	$—	$134,832
Corporates	—	438,289	—	438,289
Mortgage-backed	—	241,584	—	241,584
ABS/CMO*	—	50,160	—	50,160
Treasuries**	—	6,616	—	6,616
Municipals	—	402,037	—	402,037
Equity	262,693	—	—	262,693
Total available-for-sale securities	$262,693	$1,273,518	$—	$1,536,211
Total	$262,693	$1,274,459	$—	$1,537,152

*Asset-backed & collateralized mortgage obligations

**Includes U.S. and Non-U.S. Government treasures in 2009

As noted in the above table, we do not have any assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the period. Additionally, there were no securities transferred in or out of levels 1 or 2.

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